Filed by Southwest Airlines Co.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: AirTran Holdings, Inc.

Commission File No.: 1-15991

On November 22, 2010, Southwest Airlines Co. (“Southwest”) made the following post on its intranet website, www.swalife.com.

Southwest Files Registration Statement with Securities and Exchange Commission

Blog By: EmployeeNews on Nov 22, 2010 at 10:00am

As part of the ongoing work to support Southwest’s proposed acquisition of AirTran Holdings, Inc. (AAI), the parent company of AirTran Airways, on Friday Southwest filed a Registration Statement on Form S-4 with the Securities and Exchange Commission (SEC). The nearly 200-page document can now be accessed, along with all of Southwest’s other financial filings, in the Investor Relations section of southwest.com.

Included within the Registration Statement is a proxy statement/prospectus. You’ll recall that, among other things, AirTran stockholders must approve the merger agreement. AirTran will have to call a special meeting of its stockholders to obtain that approval (date not yet determined), and the required proxy statement disclosures included within the Registration Statement contain important information for AirTran stockholders to consider in connection with their decision whether or not to approve the merger agreement.

In addition, U.S. securities laws require that the Southwest common stock to be issued as part of the transaction be registered with the SEC. The required prospectus disclosures included within the Registration Statement contain additional important information for AirTran stockholders to consider in deciding whether or not they deem it advisable to own Southwest common stock as a result of the proposed merger. The SEC may review the disclosures prior to declaring the Registration Statement “effective.”

Southwest may issue up to approximately 58 million shares of Southwest common stock in connection with the merger, based on certain assumptions including an exchange ratio of 0.321, which represents approximately 8 percent of the shares of Southwest common stock anticipated to be outstanding immediately prior to the merger. AirTran stockholders also will receive $3.75 in cash, without interest, for each share of AirTran common stock they own. The exchange ratio may increase or decrease based on the average Southwest closing stock price over the 20 trading days prior to closing. That mechanism provides for an aggregate value of the merger consideration between $7.25 and $7.75 per share of AirTran common stock.

The filing is another step in the process toward the closing of the proposed acquisition. The goal is still to be able to finalize the acquisition in the first half of 2011. As required for this filing, the Registration Statement includes estimates of what the financial results of the combined companies might have been had the merger been effective Jan. 1, 2009. The projected financial benefits of the merger are discussed elsewhere in the document. The Registration Statement also includes a copy of the Merger Agreement itself.

To view the Registration Statement, click here.

Important Information for Investors and Stockholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed acquisition of AirTran Holdings, Inc. (“AirTran”) by Southwest Airlines Co. (“Southwest”) will be submitted to the stockholders of AirTran for their consideration. In connection therewith, Southwest has filed a registration statement on Form S-4 with the Securities and Exchange Commission (the “SEC”) that includes a proxy statement of AirTran that also constitutes a prospectus of Southwest. Southwest and AirTran also plan to file other documents with the SEC regarding the proposed transaction. SOUTHWEST URGES INVESTORS AND SECURITY HOLDERS OF AIRTRAN TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY AS THEY BECOME AVAILABLE BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of the proxy statement/prospectus and other documents containing important information about Southwest and AirTran, as such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov/.

Copies of the documents filed with the SEC by Southwest are available free of charge on Southwest’s website at http://www.southwest.com/ under the tab “Investor Relations” or by contacting Southwest’s Investor Relations Department at (214) 792-4415. Copies of the documents filed with the SEC by AirTran are available free of charge on AirTran’s website at http://www.airtran.com/ under the tab “Investor Relations” or by contacting AirTran’s Investor Relations Department at (407) 318-5188.

Southwest, AirTran and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of AirTran in connection with the proposed transaction. Information about the directors and executive officers of Southwest is set forth in its proxy statement for its 2010 annual meeting of shareholders, which was filed with the SEC on April 16, 2010. Information about the directors and executive officers of AirTran is set forth in its proxy statement for its 2010 annual meeting of stockholders, which was filed with the SEC on April 2, 2010. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the proxy statement/prospectus and other relevant materials filed with the SEC.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These include statements relating to Southwest’s expectations with respect to the acquisition of AirTran. These forward-looking statements are based on Southwest’s current intent, expectations, and projections and are not guarantees of future performance. These statements involve risks, uncertainties, assumptions, and other factors that are difficult to predict and that could cause actual results to vary materially from those expressed in or indicated by them. Factors include, among others, the possibility that the transaction is delayed or does not close, including due to the inability of Southwest and AirTran to obtain all approvals necessary or the failure of other closing conditions.

Southwest cautions that the foregoing list of factors is not exclusive. Additional information concerning these and other risks is contained in Southwest’s and AirTran’s most recently filed Annual Reports on Form 10-K, subsequent Quarterly Reports on Form 10-Q, recent Current Reports on Form 8-K, and other SEC filings. Southwest undertakes no obligation to publicly update any of these forward-looking statements to reflect events or circumstances that may arise after the date hereof.